UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 16, 2011

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Resignation of Chief Financial Officer

       On September 12, 2011, John Stone, Chief Financial Officer of CDC
Corporation (the “Company”), resigned from his position with the Company effective immediately.  Mr. Stone’s resignation letter noted that his decision to terminate his service with the Company was not the result of any disagreement with management or the Board of Directors concerning the Company’s financial statements or the preparation thereof.  In separate but related communication,
Mr. Stone noted his concern about matters within the ambit of the previously disclosed Special Committee review.

Evolution Litigation

       As previously disclosed, on July 14, 2011: (i) the Supreme Court of the
State of New York (the “Court”) orally granted the motion of Evolution CDC SPV
Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd.
(collectively, “Evolution”), to prevent the Company from transferring or disposing of assets before the Court enters its final judgment in the Evolution
v. CDC Corporation litigation (the “Evolution Matter”); and (ii) the Company filed a motion with the Court seeking clarification of that order and/or a modification of it in order to permit the Company to pursue various pre-planned transactions to obtain the cash necessary to either pay Evolution or to post a bond to supersede the Court’s final judgment once entered should the Company elect to pursue an appeal.  On September 1, 2011, the Court denied the Company’s request to modify its prior order.

       On September 8, 2011, the Court entered summary judgment in favor of
Evolution on its claims against the Company in the amount of $65.4 million.
According to the Court’s summary judgment order, this amount will accrue interest at a rate of 18% per annum until the judgment is paid in full.

       In connection with the Court’s entry of summary judgment, the Company also received a Notice of Entry of Judgment and Restraining Notice on September
8, 2011, informing the Company of the Court’s entry of judgment on this date and directing the Company that it is prohibited from making or suffering any sale, assignment or transfer of, or any interference with any property in which it has an interest except upon direction of the sheriff or pursuant to an order of the
Court until the judgment is satisfied or the order is vacated.

       Evolution has also commenced certain post-judgment discovery into the location of assets of the Company.

       The Company is currently considering all available options, including an appeal of this judgment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: September 16, 2011	By:	John Clough
	Name:	John Clough
	Title:	Chief Executive Officer